EXHIBIT 1.1
                                                                     -----------


                         [GRAPHIC OMITTED][LOGO ASIASAT]
               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [TRANSLATION OF COMPANY NAME]
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

                        ANNOUNCEMENT OF UNAUDITED RESULTS
                    FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

The Board of Directors is pleased to announce the unaudited interim results of the Group for the six months ended 30th June, 2002 as follows:

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE, 2002


                                              SIX MONTHS ENDED 30TH JUNE

                                         NOTES           2002            2001
                                         -----           ----            ----

                                                      HK$'000         HK$'000

                                                   (unaudited)    (restated &
                                                                    unaudited)

Turnover                                              478,783         480,525
Cost of services                                     (121,313)       (119,074)
                                                    ---------       ---------
                                                      357,470         361,451
Other revenue                                             --            5,461
Administrative expenses                               (41,495)        (33,655)
                                                    ---------       ---------
Profit from operations                                315,975         333,257
Bank interest income                                    2,151           3,773
Share of results of associates                         (4,071)        (22,670)
                                                    ---------       ---------

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Profit before taxation                                314,055         314,360
Taxation                                  2            34,233          36,299
                                                    ---------       ---------
Profit after taxation                                 279,882         278,061
Minority interest                                           1              11
                                                    ---------       ---------
Profit attributable to shareholders                   279,821         278,050
                                                    =========       =========
Dividend
Proposed interim dividend of
  HK$0.06 (2001: HK$0.06) per share                    23,416          23,416
                                                    =========       =========
Earnings per share                        3
Basic                                                 HK$0.72         HK$0.71
Diluted                                               HK$0.72         HK$0.71


CONSOLIDATED BALANCE SHEET
AT 30TH JUNE, 2002
                                                    30.6.2002      31.12.2001
                                                    ---------      ----------
                                                      HK$'000         HK$'000
                                                   (unaudited)       (audited)
NON-CURRENT ASSETS
Property, plant and equipment                       2,969,638       2,942,324
Unbilled lease rental receivable                      146,025         130,225

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Investments in associates                              24,303              --
                                                    ---------       ---------
                                                    3,139,966       3,072,549
                                                    ---------       ---------
CURRENT ASSETS
Trade and other receivables                           183,669         175,745
Bank balances and cash                                365,121         136,428
                                                    ---------       ---------
                                                      548,790         312,173
                                                    ---------       ---------
CURRENT LIABILITIES
Payables                                               47,416          23,372
Deferred revenue                                      152,675         160,050
Taxation payable                                       65,547          41,782
Dividend payable                                          121             121
                                                    ---------       ---------
                                                      265,759         225,325
                                                    ---------       ---------
NET CURRENT ASSETS                                    283,031          86,848
                                                    ---------       ---------
                                                    3,422,997       3,159,397
                                                    =========       =========
CAPITAL AND RESERVES
Share capital                                          39,027          39,027
Reserves                                            3,056,237       2,831,053
                                                    ---------       ---------
                                                    3,095,264       2,870,080
                                                    ---------       ---------

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MINORITY INTEREST                                         491             492
                                                    ---------       ---------
NON-CURRENT LIABILITIES
Deferred taxation                                     175,716         175,724
Deferred revenue                                      151,526         113,101
                                                    ---------       ---------
                                                      327,242         288,825
                                                    ---------       ---------
                                                    3,422,997       3,159,397
                                                    =========       =========

NOTES:

1.       INDEPENDENT REVIEW

The interim results for the six months ended 30th June, 2002 are unaudited but have been reviewed in accordance with Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants, by Deloitte Touche Tohmatsu, whose unmodified review report is included in the interim report to be sent to shareholders.

2.       TAXATION

                                                    SIX MONTHS ENDED 30TH JUNE
                                                         2002            2001
                                                         ----            ----
                                                      HK$'000         HK$'000
The charge comprises:
Hong Kong Profits Tax                                  25,141          32,539
Deferred taxation credit                                   (8)         (6,192)
                                                       ------          ------
                                                       25,133          26,347
Overseas tax                                            9,100           9,952
                                                       ------          ------
                                                       34,233          36,299
                                                       ======          ======

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A significant portion of the Group's profit is treated as earned outside of Hong
Kong and is not subject to Hong Kong Profits Tax. Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profit for the period.


Overseas tax is calculated at 10% of the gross revenue earned in certain of the overseas jurisdictions.

3.       EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$279,821,000 (2001: HK$278,050,000) and as the weighted average of 390,266,000 (2001: 390,266,000) ordinary shares in issue during the period.


The computation of diluted earnings per share presented for the six months ended 30th June, 2002 and 2001 does not assume the exercise of the outstanding options because the exercise price of the Company's options was higher than the average market price for the shares.

4.       PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the six months ended 30th June, 2002, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities.

5.       PRACTICE NOTE 19 OF THE LISTING RULES

Pursuant to paragraph 3.7.1 of the Practice Note 19 of the Rules Governing the Listing of Securities (the "Exchange Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Exchange"), the Company discloses that the covenants relating to the loan facility of HK$1,950 million (US$250 million) for a term of five years require (a) China International Trust and Investment Corporation and SES GLOBAL S.A. between them to maintain beneficial ownership of more than 75% of the ordinary issued share capital of Bowenvale Limited, which is a substantial shareholder of the Company; and (b) Bowenvale Limited to maintain beneficial ownership of at least 51% of the issued share capital of the Company.

6.       CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th June, 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

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7.       PUBLICATION OF DETAILED RESULTS, ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE


A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Exchange Listing Rules will be published on the Exchange's website in due course.

CHAIRMAN'S STATEMENT

I am pleased to announce the Group's unaudited interim results for the six months ended 30th June, 2002, and to report that, despite the difficult conditions that prevailed and a provision for doubtful debts, the Group achieved a marginal increase in net profit.

Our expectation that 2002 would be a year of challenge for the satellite industry, and that growth would be difficult, is proving to be correct. Market confidence remains soft, and an economic recovery has not yet materialized, either regionally or globally. In addition, the recent demise of some of the world's largest telecommunications and Internet companies has fuelled an impression that the industry, as a whole, is in a downward spiral. This is not the case, and the perception is damaging and unduly negative.

The rate of growth has certainly decreased, and many telecommunications companies overestimated the potential for growth and overbuilt their capacity. In particular, in the international cable communications market, supply currently far outstrips demand, and prices for capacity continue to fall.

In these circumstances, the Group's strategy to concentrate on the provision of broadcast satellite services, and not to compete in the point-to-point telecommunications market, remains sound. The Group is, thus, relatively well placed to benefit from a market recovery.

INTERIM RESULTS

Turnover for the first half of 2002 amounted to HK$479 million, just below the result for the same period last year (2001: HK$481 million restated). The profit attributable to shareholders, however, was marginally higher than last year at HK$280 million (2001: HK$278 million restated). This was a solid result since it was achieved after a provision for doubtful debts of HK$8 million (2001: Nil). The provision, as a percentage of turnover, was less than 2%, which management considers to be tolerable in the current tough market conditions. Cost of services and administrative expenses, excluding the provision for doubtful debts, increased slightly by about 1% to HK$155 million (2001: HK$153 million restated). The Group's EBITDA (earnings before interest, tax, depreciation and amortisation) margin remained high at 84% (2001: 86%). The small decline from the prior year was caused solely by the doubtful debt provision.

During the period, the Group achieved a net cash inflow of HK$229 million, and at 30th June, 2002, reported a cash balance of HK$365 million and no debt. The Group has a term loan facility of US$250 million available at its disposal.

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DIVIDEND

In view of the solid result in the midst of an economic slowdown, the Board has declared an interim dividend for 2002 of HK$0.06 per share (2001: HK$0.06), maintained at the same level as last year. This dividend is payable on 19th November, 2002 to shareholders on the share register as of 17th October, 2002. The share register will be closed from 10th to 17th October, 2002, both days inclusive.

OPERATIONS REVIEW

IN-ORBIT SATELLITES

During the period, the Group's satellites and systems continued to operate well and experienced no anomalies or disruptions.

TRANSPONDER UTILISATION

At 30th June, 2002, the overall utilisation rate of AsiaSat 2 was 57% (31st December, 2001: 62%), and that of AsiaSat 3S was 68% (31st December, 2001: 67%). The combined utilisation rate of the two satellites was 63% (31st December, 2001: 65%).

MARKET REVIEW

Demand for transponder capacity for the broadcasting and telecommunications sectors in the Asian region remained soft. Several regional television operators are experiencing financial difficulties and others continue to be cautious in expanding their businesses. New entrants are either reluctant to invest, in view of the uncertain market conditions, or are unable to attract funding.

The supply of regional transponder capacity continues to exceed demand, especially for Ku-band in certain countries.

In the first half of 2002, however, the Group secured new contracts and renewed existing ones. There are still a number of contracts due for renewal in the remainder of the year. Regarding pricing, despite strong competition and soft demand, the Group has been able to maintain its price levels on C-band transponders, but has adopted a more flexible, short-term, pricing strategy for the over-supplied Ku-band market.

As at 30th June, 2002, the Group had contracts on hand worth HK$4.1 billion (31st December, 2001: HK$4.6 billion), and a major portion of this amount will be recognised over the next few years.

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BUSINESS DEVELOPMENT

ASSOCIATE COMPANY

During the period, the Group increased its interest in SpeedCast Holdings Limited ("SpeedCast") from 36.5% to 45.3% for US$4 million, of which US$2.5 million was in cash, and US$1.5 million in transponder capacity.

SpeedCast provides three major services: high-speed Internet connectivity, multimedia content delivery and corporate broadcast services such as data package delivery, and Internet streaming. The business of SpeedCast is developing as planned, and the company continues to achieve significant milestones. In September this year, SpeedCast will be expanding its product line further through the launch of two-way connectivity services.

As of 30th June, 2002, SpeedCast was working with over 50 leading ISPs (Internet Services Providers) in 19 countries to acquire broadband Internet subscribers. Currently the company has over 600 enterprise customers subscribing to high-speed connectivity services. Additionally, in June 2002, SpeedCast enabled Microsoft Network (MSN) to effect the first pay-per-view live streaming event in Asia, providing the CDN (content distribution network) infrastructure for both the live MSN webcast and the on-demand content associated with this music event.

For the first six months of 2002, SpeedCast achieved a significantly reduced operating loss of HK$26 million (2001: HK$62 million), with approximately 46% of the loss being due to the amortisation of its transponder capacity and subscriber management/billing systems. In the current market conditions, SpeedCast fared well when compared with its peers.

The Group's share of the loss also reduced, to HK$12 million (2001: HK$23 million). However, under the Statement of Standard Accounting Practice 10 Accounting for Investments in Associates , the Group cannot recognise a loss more than its investment, excluding goodwill, which, in SpeedCast, was HK$4 million. After accounting for the rental income on the transponder capacity and the multimedia platform leased to SpeedCast as the Group's contribution to its share capital, the net effect to the Group was neutral.

Our participation in SpeedCast is a strategic, long-term investment and, as originally contemplated, the Group does not expect a return from the joint venture in the near-term. However, longer-term, the prospects for SpeedCast remain promising.

SATELLITES UNDER CONSTRUCTION

ASIASAT 4

AsiaSat 4, which is currently being built, has successfully completed its acoustic and vibration testing, and the first stage of the Spacecraft Thermal Vacuum testing (SCTV) will be completed by the end of August. According to the current production schedule and barring unforeseen

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events, the satellite is expected to be ready for shipment, from Boeing's manufacturing plant at Los Angeles, to Cape Canaveral in late October 2002.

AsiaSat 4 will have 28 C-band and 16 Ku-band transponders to provide regional coverage, in addition to four Hong Kong BSS (Broadcast Satellite Service) transponders covering Hong Kong and part of southern China. Depending on the confirmation of a launch date, the satellite is expected to be positioned in its orbital slot of 122(degree) East in late 2002 or early 2003.

Construction of the Atlas IIIB launch vehicle is on schedule with its required hardware now in place, and the assembly of the individual stages of the rocket, complete.

The Company is currently in the process of securing insurance for the launch of AsiaSat 4, and we expect that this will be challenging. An unusually large number of losses resulting in claims by satellite operators over the last two years, coupled with the events of 11th September, have seen insurance rates escalating considerably. Additionally, the capacity available in the space insurance area has reduced, making it more difficult to secure coverage on large placements. Nevertheless, the Company is confident that launch insurance for AsiaSat 4 will be secured at acceptable terms.

As at 30th June, 2002, the Company had incurred a total cost of HK$1,301 million (US$167 million) on AsiaSat 4, which does not include the premium on the launch insurance yet to be placed.

The successful launch of AsiaSat 4 will enable the Group to provide higher power coverage with excellent elevation angles across the expanded areas of Australasia and the Greater China region. The additional transponder capacity will further strengthen our market position in expanding satellite services, including value-added solutions and broadband content delivery to the Asia Pacific region.

TAI PO SATELLITE CONTROL CENTRE

The construction of our new Control Centre is slightly ahead of schedule. The piling work has been completed and work on the substructure, underground drainage and services conduits will commence following the pile load testing. The electrical, mechanical and fire services sub-contractors have been appointed, and the Centre is expected to be complete, as planned, for occupation in the second half of 2003.

OUTLOOK

The longer-term outlook remains positive, despite current difficulties in the global market.

The primary drivers of the Group's satellite demand are television distribution and private network telecommunications -- the users of both requiring coverage over large geographic areas, at a fixed cost. Satellites provide such a solution, and one that cannot be matched by cable systems. This is particularly so in the fragmented Asia Pacific region.

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It is of note too, that despite falling prices for cable communication, the
United States' market, which has one of the world's most developed and cheapest terrestrial networks, is also the largest user of satellite capacity for private multi-point networks. The significant growth potential for such networks in Asia remains unchanged.

Furthermore, relative to their Gross Domestic Product (GDP) levels, many Asian countries are poorly served in terms of their number of television channels. Potential growth in this sector is held back in many regional markets because of protection by governments of incumbent channels. Experience shows, however, that market forces will prevail, at which time the number of channels will multiply rapidly.

The combination of these factors is encouraging and supports the Group's single-minded strategy to remain focused on broadcast, rather than point-to-point, communication.

Given the prevailing current market conditions, the Group does not anticipate an improvement in the second half of 2002. Nevertheless, the Group is well positioned to capitalise on its strengths whenever Asian economies improve, and the regional satellite market recovers.

DIRECTORS AND STAFF

I wish to thank the Board of Directors, management and all the employees of the Group for their support, dedication and hard work during this tough period. It is our staff's enduring spirit to succeed that underpins the Group's strength and its confidence to achieve future growth.

                                                             ROMAIN BAUSCH
                                                                  CHAIRMAN
                                              Hong Kong, 22nd August, 2002


DISCLAIMER

THE FINANCIAL INFORMATION SET OUT ABOVE DOES NOT CONSTITUTE THE GROUP'S STATUTORY FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2002 AND 2001, AND FOR THE YEAR ENDED 31ST DECEMBER, 2001, BUT IS DERIVED FROM THOSE FINANCIAL STATEMENTS.

STATEMENTS IN THIS ANNOUNCEMENT RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE (1) RISKS ASSOCIATED WITH TECHNOLOGY, INCLUDING DELAYED LAUNCHES, LAUNCH FAILURES AND IN-ORBIT FAILURES, (2) REGULATORY RISKS, (3) LITIGATION AND MARKET RISKS AND OTHER FACTORS WHICH ARE DESCRIBED IN FURTHER DETAIL IN THE COMPANY'S 2001 ANNUAL REPORT ON FORM 20-F ON FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

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CLOSURE OF REGISTER OF MEMBERS

The Register of shareholders of the Company will be closed from 10th October, 2002 to 17th October, 2002 (both days inclusive). In order to qualify for interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 9th October, 2002. The interim dividend will be paid on or about 19th November, 2002.